

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Peter Mainz
Chief Executive Officer
Sensus (Bermuda 2) Ltd./Sensus USA Inc.
8601 Six Forks Road, Suite 700
Raleigh, NC   27615

> **Re:** **Sensus (Bermuda 2) Ltd./Sensus USA Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 17, 2010**
> **File No. 333-113658-05**

Dear Mr. Mainz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K dated November 12, 2010</u>

<u>Item 4.02. Non-Reliance on Previously Issued Financial Statements</u>

1.   We note that your "review and internal accounting analyses are ongoing" and you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

2.   Please tell us if your certifying officers have considered the effect of the error on the adequacy of your previous disclosures regarding internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal year ended March 31, 2010. Additionally, tell us what effect the error had on your evaluation of disclosure controls and procedures as of your quarter ended June 30, 2010 and your current evaluation as of your quarter ended September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief